   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 10, 1995


                                                       REGISTRATION NO. 33-56889

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                            ------------------------

                         ZENITH ELECTRONICS CORPORATION

             (Exact name of Registrant as specified in its charter)

               DELAWARE                               36-1996520
     (State or other jurisdiction                  (I.R.S. Employer
  of incorporation or organization)              Identification No.)

                             1000 MILWAUKEE AVENUE
                            Glenview, Illinois 60025
                                  708-391-7000

         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


                               Richard F. Vitkus
                             Senior Vice President
                                      and
                                General Counsel
                         Zenith Electronics Corporation
                             1000 Milwaukee Avenue
                            Glenview, Illinois 60025
                                  708-391-7000


           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                    COPY TO:

                              Thomas A. Cole, Esq.
                                Sidley & Austin
                            One First National Plaza
                            Chicago, Illinois 60603


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:From time to time after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /


    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. /X/


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

PROSPECTUS                                                             [LOGO]
6,500,000 SHARES


ZENITH ELECTRONICS CORPORATION

COMMON STOCK
($1.00 PAR VALUE)

                            ------------------------


Zenith Electronics Corporation ("Zenith" or the "Company") has registered 6,500,000 shares of its Common Stock, $1.00 par value (the "Common Stock"), which may be offered by this Prospectus from time to time at prices and on terms to be determined at the time of a sale or sales. The Common Stock may be sold on a negotiated or competitive bid basis to or through underwriters, dealers or agents designated from time to time. In addition, the Common Stock may be sold by the Company to other purchasers directly or through agents. See "Plan of Distribution."


Certain additional terms of the Common Stock in respect of which this Prospectus is being delivered, including, where applicable, the names of the underwriters, dealers or agents, the public offering price, the proceeds to the Company from such sale, and any applicable commissions, discounts and other items constituting compensation to such underwriters, dealers or agents, will (unless otherwise set forth under "Plan of Distribution") be set forth in a Prospectus Supplement (the "Prospectus Supplement").


The Common Stock is listed on the New York and Chicago Stock Exchanges under the symbol "ZE" and is also registered on the Basel, Geneva and Zurich, Switzerland Stock Exchanges. On February 9, 1995 the last reported sale price of the Common Stock on the New York Stock Exchange was $11 3/8 per share. See "Price Range of Common Stock."


SEE "INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


               The date of this Prospectus is February __, 1995.

    NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE PROSPECTUS SUPPLEMENT(S) IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND PROSPECTUS SUPPLEMENT(S) AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, UNDERWRITER OR DEALER. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY OR THEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             AVAILABLE INFORMATION


    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Certain information, as of particular dates, concerning the Company's directors and officers, their compensation, the principal holders of securities of the Company and any material interests of such persons in transactions with the Company is discussed in proxy statements of the Company distributed to stockholders of the Company and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following regional offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 13th Floor, Seven World Trade Center, New York, New York 10048. Copies of such materials may be obtained from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such reports, proxy statements and other information can be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005 and the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605.


    The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the
"Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto, as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto, which may be examined without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Public Reference Branch of the Commission upon payment at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents which have been filed by the Company with the Commission are incorporated by reference in this Prospectus:

        (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1993;


        (b) the Company's Quarterly Reports on Form 10-Q for the quarters ended April 2, 1994, July 2, 1994 and October 1, 1994; and


        (c) the Company's Current Reports on Form 8-K, dated January 11, 1994, January 13, 1994, January 31, 1994, February 4, 1994, February 8, 1994, February 10, 1994, February 15, 1994, March 1, 1994, April 20, 1994, April 21, 1994, May 16, 1994, July 21, 1994, August 1, 1994, August 19, 1994 and
    February 9,1995.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of securities contemplated hereby shall be deemed to be incorporated by reference in this Prospectus or any Prospectus Supplement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference or deemed to be incorporated by reference in this Prospectus or any Prospectus Supplement shall be deemed to be modified or superseded for all purposes of this Prospectus or such Prospectus Supplement to the extent that a statement contained herein, therein or in any subsequently filed document which also is incorporated or deemed to be incorporated by reference herein or in such Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

    The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents referred to above which have been or may be incorporated in this Prospectus by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be directed to: David S. Levin, Secretary, Zenith Electronics Corporation, 1000 Milwaukee Avenue, Glenview, Illinois 60025; telephone number (708) 391-8048.

                                  THE COMPANY

    Zenith was founded in 1918 and has been a leader in consumer electronics, first in radio and later in monochrome and color television and other video products.


    Zenith operations involve a dominant industry segment, the design, development, and manufacture of video products (including color television sets and other consumer products) along with parts and accessories for such products. These products along with purchased video cassette recorders are sold principally to major retail dealers and independent and wholly-owned regional wholesale distributors in the United States, Canada and other foreign countries. The Company also sells directly to buying groups and private label customers and customers in the lodging, health care and rent-to-own industries.



    Zenith's video products also include color picture tubes that are produced for and sold to other manufacturers and Network Systems products such as cable and telecommunication set-top devices, interactive television and data communication products which are sold primarily to cable television operators and other commercial users of these products.



    The Company has sold or downsized its non-core business activities. The Company sold its monochrome video monitor business in 1993 and its power supply business in April 1994. Its activities in color video monitors sold to computer manufacturers have been scaled back in 1994 and will cease in the near future; its activities in high security electronic equipment have been discontinued.



    The Company has reported substantial losses from its continuing operations for each of the last nine years. These results reflect the cumulative effect of frequent and significant color TV price reductions during the 1980s and, in the early 1990s, also reflected recessionary conditions in the United States. In addition, the Company has invested significant amounts in engineering and research in recent years, which amounts have been expensed as incurred.


    The Company, which is incorporated under the laws of the State of Delaware, has its principal executive offices at 1000 Milwaukee Avenue, Glenview, Illinois 60025. Its telephone number is (708) 391-7000.

                           INVESTMENT CONSIDERATIONS

    THE FOLLOWING FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING AN INVESTMENT IN ANY SHARES OF COMMON STOCK OFFERED HEREBY:


    LOSSES FROM CONTINUING OPERATIONS. The Company has reported substantial losses from its continuing operations for each of the last nine years. The color television market in the United States has been under intense pricing pressure for many years and color television prices have dropped sharply in the past several years. Price competition continued in 1994 and early 1995, and the Company selectively reduced color television prices to maintain its historical competitive price position. This, along with other factors, has resulted in substantially reduced profit margins for the Company. In recent years the Company has benefitted from major cost-reduction programs, but lower prices and inflationary cost increases have more than offset such cost reduction benefits. In the first nine months of 1994 the benefits of increased sales volume, cost reductions, reduced duty costs related to the North American Free Trade Agreement ("NAFTA") and reduced activities in non-core businesses have exceeded the effect of lower prices and inflationary cost increases. These factors, along with real estate sales, resulted in a net profit of $9 million for the third quarter of 1994. However, a net loss of $11 million was incurred for the nine months ended October 1, 1994 and a net loss of $97 million was incurred for the full year 1993 despite record industry unit volume in each period. There can be no assurance that the Company's net operating losses will not continue for the foreseeable future.



    LIQUIDITY. Cash decreased from $56 million at December 31, 1990, to $21 million at December 31, 1993. (Due to the seasonal nature of the Company's business, cash available peaks after year ends). The decrease over the three years consisted of $53 million of cash used by operating activities and $75 million (net) used to purchase fixed assets. These uses of cash were offset by $93 million of cash provided from financing activities which included the issuance of long-term debt and sales of Common Stock. Cash decreased $21 million during the nine months ended October 1, 1994. The decrease consisted of $96 million of cash used by operating activities and $20 million (net of $22 million proceeds from real estate sales) used to purchase fixed assets. These uses of cash were offset by $95 million (net) of cash provided from financing activities which included sales of the Company's Common Stock in the amount of $83 million, borrowings under the Credit Agreement (as defined) in the amount of $34 million and the issuance of long-term debt in the amount of $12 million offset by cash used for the redemption of the Company's 12 1/8% Notes due January 1995 in the amount of $35 million. The Company's borrowings since 1990 have increased, and in 1993 the Company entered into its current Credit Agreement dated as of May 21, 1993 with General Electric Capital Corporation, as Agent and Lender, The Bank of New York Commercial Corporation, as Lender, and Congress Financial Corporation, as Lender, as amended (the "Credit Agreement"). The maximum commitment of funds available for borrowing under the Credit Agreement is $90 million, but is limited by a defined borrowing base formula related to eligible accounts and eligible inventory (each as defined in the Credit Agreement). As of February 6, 1995, the Company had outstanding borrowings under the Credit Agreement of approximately $11 million. The Credit Agreement terminates on June 30, 1996 (unless extended by agreement of the lenders), at which time all outstanding indebtedness thereunder would have to be refinanced. There can be no assurance that the Credit Agreement will be extended or refinanced. See "Credit Agreement." Although the Company believes that its Credit Agreement, together with extended-term payables expected to be available from a foreign supplier and its continuing efforts to obtain other financing sources, including sales of Common Stock pursuant to this Prospectus, will be adequate to meet its seasonal working capital, capital expenditure and other requirements in 1995, there can be no assurance that the Company will not experience liquidity problems in the future because of adverse market conditions or other unfavorable events. In such event, the Company would be required to seek other sources of liquidity, if available. In addition, the Company is reviewing possible capital investment projects over the next three years (which may require an amendment to the Credit Agreement) and options for additional financing that would be required to support these projects. If undertaken, the projects are expected to reduce the costs and increase production capacity primarily in the Company's picture tube operations. There can be no assurance that these projects will be undertaken (or that such amendment will be obtained, if requested).



    BUSINESS STRATEGY. The goals of the Company's business strategy are to improve profitability, to introduce new products (such as home theater TVs), to develop new products (such as digital cable products incorporating the Company-developed transmission technology selected in February 1994 by the HDTV Grand Alliance and the FCC Advisory Committee review panel), and to re-engineer operations. This strategy is expected to continue to involve significant expenditures by the Company in 1995 and beyond. There can be no assurance that the Company will achieve the goals of its business strategy, including an expected improvement in financial results.



    COMPETITION. The Company's major product areas, including the color television market, are highly competitive. The Company's major competitors are foreign-owned global giants, generally with greater worldwide television volume and overall resources. In efforts to increase market share or achieve higher production volumes, the Company's competitors have aggressively lowered their selling prices in the past several years. Some of the Company's foreign competitors have been capable of offsetting the effects of U.S. price reductions through sales at higher margins in their home markets and through direct governmental supports. There can be no assurance that such competition will not continue to adversely affect the Company's performance or that the Company will be able to maintain its market share in the face of such competition. Price competition continued in 1994 and early 1995,and the Company selectively reduced color television prices to maintain its historical competitive price position.


    DILUTION: CONVERSION OF CONVERTIBLE SECURITIES. The Company's $55 million aggregate principal amount of 8.5% Senior Subordinated Convertible Debentures due 2000 (the "Debentures due 2000") and $12 million aggregate principal amount of 8.5% Senior Subordinated Convertible Debentures due

2001 (the "Debentures due 2001" and, collectively with the Debentures due 2000, the "8.5% Debentures") are convertible into Common Stock at an initial conversion price of $9.76 and $10.00 per share, respectively, subject in each case to adjustment in certain events. If all of the 8.5% Debentures were converted into Common Stock at the initial conversion prices, 6,835,246 shares of Common Stock would be issued. No prediction can be made as to the effect, if any, that the conversion of the 8.5% Debentures into Common Stock or the fact that the 8.5% Debentures are outstanding and unconverted will have on the market price of Common Stock prevailing from time to time. The conversion of 8.5% Debentures into Common Stock could adversely affect prevailing market prices of the Common Stock. The Company's 6 1/4% Convertible Subordinated Debentures due 2011 are convertible at $31.25 per share, subject to adjustment in certain events.


    Assuming no conversion of convertible securities, the net tangible book value per share at October 1, 1994 was approximately $5.01. The net tangible book value per share at October 1, 1994, assuming an average sale price of $10.50 per share (the closing price of the Common Stock on the New York Stock Exchange on February 6, 1995) and $14.125 per share (the high sales price of the Common Stock on the New York Stock Exchange in the preceding 12 months) for the shares of Common Stock offered hereby and receipt by the Company of the estimated net proceeds of the sale of all the shares of Common Stock offered hereby, is approximately $5.70 and $6.16, respectively. The amount of increase in net tangible book value per share attributable to the estimated cash payments to be made by purchasers of Common Stock (assuming a price of $10.50 per share and $14.125 per share) is approximately $.69 and $1.15, respectively. The immediate dilution from the assumed average sale price of $10.50 and $14.125 which would be absorbed by such purchasers (assuming all shares of Common Stock offered hereby were sold at the assumed prices) is approximately $4.80 and $7.97, respectively. These calculations are based upon a range of assumed average sale prices which have been chosen solely for the purpose of illustrating the potential dilutive effect of the sale of shares of Common Stock offered hereby and which may or may not reflect actual sales prices of the Common Stock made pursuant to this Prospectus. The immediate dilution absorbed by purchasers at the time of such sales will vary based upon, among other things, the purchase price paid by the purchasers in such sales.



    NET OPERATING LOSS CARRYFORWARDS. At December 31, 1993, the consolidated group of which the Company is the parent had for federal income tax purposes approximately $382.4 million of net operating loss carryforwards ("NOLs") (which expire from 2004 through 2008) and $4.4 million of unused tax credits (which expire from 1994 through 1998). The Company expects these NOLs and credits to be available in the future to reduce the federal income tax liability of the group. However, should there occur an "ownership change" of the Company under Section 382 of the Internal Revenue Code of 1986, the group's ability to use the NOLs and credits would be materially and adversely affected.



    An ownership change occurs when the stock ownership by those stockholders owning 5% or more of a corporation's stock ("5% stockholders") increases by more than 50 percentage points over a period of not more than three years. Public offerings of the number of shares of Common Stock offered hereby are generally taken into account in the ownership change calculations as if the stock were acquired by a single, new 5% stockholder. If a corporation experiences an ownership change, its subsequent utilization of NOLs is limited annually to the product of (i) a tax-exempt rate of return announced by the Internal Revenue Service from time to time (currently 6.83%) and (ii) the equity value of the corporation immediately before the ownership change,subject to certain adjustments. This limitation, appropriately modified, also applies to the utilization of most unused tax credits following an ownership change. Proposed Treasury regulations prescribe a more detailed, but in this case substantially similar, procedure for applying the rules of Section 382 to a consolidated group of corporations.



    Sale of the shares of Common Stock offered hereby are not expected to give rise to an ownership change of the Company or its consolidated group. The Company has knowledge of increases in the ownership of the Company's Common Stock by 5% stockholders aggregating approximately 35 percentage points in the three years ended December 31, 1994 (on a pro forma basis, giving effect to the sale of the shares of Common Stock offered hereby, but without regard to acquisitions of shares of Common Stock offered hereby by persons who might thereby become separate 5% stockholders).

However, acquisitions of significant interests in the Company's Common Stock have occurred in the past, and future stock transactions, which may not be within the control of the Company, may result in an ownership change when aggregated with the shares of Common Stock offered hereby and these other past Common Stock transactions.


                                USE OF PROCEEDS


    The Company's Credit Agreement requires that the net cash proceeds to the Company from the sale of shares of Common Stock offered hereby be used first to repay any borrowings and other amounts payable under the Credit Agreement. Such repayment would not reduce the Company's ability to further borrow thereunder. As of February 6, 1995, outstanding borrowings under the Credit Agreement were approximately $11 million and bore interest at the rate of 10 3/4% per annum. See "Credit Agreement."



    Unless otherwise specified in a Prospectus Supplement, any remaining net proceeds will be used for reducing short-term borrowings, if any, for capital investment projects to reduce the costs and increase production capacity primarily in the Company's picture tube operations and/or forengineering and research expenses or for other general corporate purposes. An amendment to the Credit Agreement may be necessary to the extent that any capital expenditures for capital investment projects would exceed the current limitations contained in the Credit Agreement. There can be no assurance that the lenders under the Credit Agreement will approve such an amendment, if requested by the Company. Pending such use, net proceeds not required to be used to repay borrowings under the Credit Agreement may temporarily be invested in short-term marketable securities.

                                CREDIT AGREEMENT

    THE FOLLOWING IS A SUMMARY OF THE PRINCIPAL TERMS AND CONDITIONS OF THE CREDIT AGREEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE CREDIT AGREEMENT, AS AMENDED. COPIES OF THE CREDIT AGREEMENT AND THE AMENDMENTS THERETO ARE FILED AS EXHIBITS TO THE REGISTRATION STATEMENT AND ARE INCORPORATED BY REFERENCE HEREIN.

    The Credit Agreement provides the Company with a credit facility having an aggregate maximum commitment of $90 million but is limited by a defined borrowing base formula related to eligible accounts and eligible inventory (each as defined in the Credit Agreement). The Credit Agreement includes terms, conditions, representations and warranties, covenants, indemnities and events of default and other provisions which are customary in such agreements.

    The Credit Agreement terminates on June 30, 1996 (unless extended by agreement of the lenders), at which time all outstanding indebtedness thereunder would have to be refinanced. In the event that the Company receives proceeds from the issuance of certain debt or equity securities or from the sale of certain material assets, such proceeds must be applied to prepay any outstanding borrowings under the Credit Agreement. In the event of certain material asset transactions, the Credit Agreement requires a partial reduction in the maximum commitment of the lenders. See "Use of Proceeds."

    The Credit Agreement interest rate is the Base Rate (as defined) plus 1 3/4% per annum on the outstanding borrowings. Additionally, the Company pays a 1/2% non-use fee on the unused portion of the credit facility. Loans under the Credit Agreement are secured by accounts receivable, inventory, general intangibles, trademarks and the tuning system patent license agreements of the Company and certain of its domestic subsidiaries.

    The Credit Agreement contains covenants that include, among other things, requirements to maintain certain financial tests and ratios (including a minimum net worth and a liabilities to net worth ratio), and certain restrictions and limitations, including those on capital expenditures, specified dollar limits on the amount of inventory for certain of the Company's products, changes in control, payments of dividends, sales of assets, investments, additional borrowings, mergers and purchases of stock and assets.


    The Credit Agreement contains restrictive financial covenants that must be maintained as of the end of each fiscal quarter, including a liabilities to net worth ratio and a minimum net worth amount. The ratio of liabilities to net worth and minimum net worth amount varies from quarter to quarter. As of October 1, 1994, the ratio of liabilities to net worth was required to be not greater than 4.95 to 1.0 and was actually 2.11 to 1.0, and net worth was required to be equal to or greater than $108.0 million and was actually $224.8 million. At the end of each fiscal quarter through March 30, 1996, the liabilities to net worth ratio is required to be maintained at various levels ranging from a high of 4.40 to 1.0 to a low of 3.50 to 1.0, and minimum net worth is required to be maintained at amounts ranging from a high of $166.0 million to a low of $143.0 million. The Credit Agreement restricts the amount of capital expenditures by the Company in each fiscal year. For the fiscal years 1994 and 1995, the Company is permitted to make capital expenditures (as defined in the Credit Agreement) of up to $68.0 and $38.0 million, respectively. In the event the Company plans to undertake capital investment projects in 1995 which would exceed the permitted expenditures, the Company would need to seek an amendment to the Credit Agreement. There can be no assurance that the lenders under the Credit Agreement will approve such an amendment, if requested by the Company.


    The Credit Agreement prohibits dividend payments on Common Stock and any of the Company's preferred stock, if issued. See "Dividend Policy."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following consolidated results of operations data relating to the years ended December 31, 1993, December 31, 1992 and December 31, 1991 and the following consolidated balance sheet data at December 31, 1993 and December 31, 1992 are derived from and should be read in conjunction with the consolidated financial statements, including the notes thereto, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1993 and incorporated by reference herein. The consolidated results of operations data relating to the years ended December 31, 1990 and December 31, 1989 and the consolidated balance sheet data at December 31, 1991, December 31, 1990 and December 31, 1989 are derived from the Company's previously audited financial statements.

                                                      YEAR ENDED DECEMBER 31,
                                          ------------------------------------------------
                                          1993(2)   1992(3)     1991      1990      1989
                                          --------  --------  --------  --------  --------
                                              (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
RESULTS OF OPERATIONS DATA:
Net sales...............................  $1,228.2  $1,243.5  $1,321.6  $1,409.9  $1,548.9
                                          --------  --------  --------  --------  --------
Cost of products sold...................   1,163.9   1,179.3   1,208.4   1,295.9   1,407.0
Selling, general and administrative.....      92.5      94.0     101.2     106.5     103.9
Engineering and research................      47.8      55.4      54.1      55.9      51.4
Other operating expense (income), net...     (25.2)    (24.3)       .5      (2.0)     (2.7)
Restructuring and other charges.........      31.0      48.1      --        --        --
                                          --------  --------  --------  --------  --------
Operating income (loss).................     (81.8)   (109.0)    (42.6)    (46.4)    (10.7)
Interest expense........................     (15.5)    (13.7)    (12.4)    (12.6)     (6.0)
Interest income.........................        .3        .9       3.6       4.6        .8
Gain on sale of properties, and other,
 net....................................      --        --        --         1.1       1.1
                                          --------  --------  --------  --------  --------
Income (loss) before income taxes.......     (97.0)   (121.8)    (51.4)    (53.3)    (14.8)
Income taxes (credit)...................      --       (15.9)       .2        .9        .2
                                          --------  --------  --------  --------  --------
Income (loss) from continuing
 operations.............................     (97.0)   (105.9)    (51.6)    (54.2)    (15.0)
Income (loss) from discontinued
 operations(1)..........................      --        --        --       (11.0)    (51.4)
                                          --------  --------  --------  --------  --------
Net income (loss).......................  $  (97.0) $ (105.9) $  (51.6) $  (65.2) $  (66.4)
                                          --------  --------  --------  --------  --------
                                          --------  --------  --------  --------  --------
PER SHARE DATA:
Income (loss) from continuing
 operations.............................  $  (3.01) $  (3.59) $  (1.79) $  (2.02) $   (.56)
Income (loss) from discontinued
 operations(1)..........................      --        --        --        (.41)    (1.92)
                                          --------  --------  --------  --------  --------
Net income (loss) per share.............  $  (3.01) $  (3.59) $  (1.79) $  (2.43) $  (2.48)
                                          --------  --------  --------  --------  --------
                                          --------  --------  --------  --------  --------
BALANCE SHEET DATA (END OF PERIOD):
Total assets............................  $  559.4  $  578.6  $  686.9  $  722.7  $  920.7
                                          --------  --------  --------  --------  --------
                                          --------  --------  --------  --------  --------
OTHER DATA (CONTINUING OPERATIONS):
Depreciation............................  $   35.4  $   37.7  $   37.9  $   38.8  $   40.5
Capital additions, net..................      25.7      25.7      23.9      30.8      32.9
Cash....................................      20.8       5.8      36.3      56.3     175.7
Working capital.........................     158.6     170.6     254.3     283.8     333.1
Short-term debt.........................      34.5      10.1      --        --        38.9
Long-term debt..........................     170.0     149.5     149.5     151.1     150.9
Stockholders' equity....................     152.4     210.1     308.8     345.9     404.5

- ------------------------------

(1) On December 28, 1989, the Company sold its computer products business to Groupe Bull and received a closing-date payment of $496.4 million in cash. The 1990 results reflect an $11.0 million adjustment to the previously recorded gain on such sale based upon the receipt of an additional, final post-closing payment of $15.0 million.

(2) Includes $31.0 million of restructuring and other charges and $25.7 million of tuning system royalty income.

(3) Includes $48.1 million of restructuring and other charges, $26.0 million of tuning system royalty income and $15.9 million of income tax credits.

                                 CAPITALIZATION



    The following table sets forth a summary of the short-term debt and capitalization of the Company, on a consolidated basis at October 1, 1994.


                                                           OCTOBER 1, 1994
                                                           ---------------
                                                             (DOLLARS IN
                                                              MILLIONS)
SHORT-TERM DEBT:
      Total short-term debt..............................      $ 34.0
                                                              -------
                                                              -------
LONG-TERM DEBT:
  6 1/4% Convertible Subordinated Debentures due 2011....      $115.0
  8.5% Senior Subordinated Convertible Debentures due
   2000..................................................        55.0
  8.5% Senior Subordinated Convertible Debentures due
   2001..................................................        12.0
                                                              -------
      Total long-term debt...............................       182.0
                                                              -------
STOCKHOLDERS' EQUITY:
  Preferred stock, $1 par value; 8,000,000 shares
   authorized;
   none outstanding......................................          --
  Common stock, $1 par value; 100,000,000 shares
   authorized;
   44,933,674 shares issued(1)...........................        44.9
  Additional paid-in capital.............................       279.4
  Retained earnings (deficit)............................       (99.0)
  Cost of 21,000 common shares in treasury...............         (.5)
                                                              -------
      Total stockholders' equity.........................       224.8
                                                              -------
      Total long-term debt and stockholders' equity......      $406.8
                                                              -------
                                                              -------

- ------------------------
(1) Shares of Common Stock issued and outstanding as of October 1, 1994 do not include, as of February 1, 1995, (i) 10,515,246 shares reserved for conversion of the 8.5% Debentures and the 6 1/4% Convertible Subordinated Debentures, (ii) approximately 210,000 issued to, and approximately 2,920,000 shares reserved for sale to, directors, officers and key employees of the Company under approved stock option plans,(iii) approximately 22,850,000 shares reserved for issuance under the Company's Stockholder Rights Plan (see "Description of Capital Stock -- Stockholder Rights Plan") and (iv) 547,053 shares issued January 30, 1995 to the Company's employee profit sharing plans.

                          PRICE RANGE OF COMMON STOCK



____The Company's Common Stock is listed on the New York and Chicago Stock Exchanges. Set forth below are the high and low sale prices per share (as reported on the New York Stock Exchange) for the fiscal quarters indicated.


                                                HIGH        LOW
                                               -------    -------
1993:
  First Quarter..............................    8 3/8      5 7/8
  Second Quarter.............................   10 1/2      6 1/2
  Third Quarter..............................    8 3/8      6 1/4
  Fourth Quarter.............................    8 1/8      6 1/4
1994:
  First Quarter..............................   13 1/2      7
  Second Quarter.............................   10 1/2      8 1/4
  Third Quarter..............................   12 1/8      8 5/8
  Fourth Quarter.............................   14 1/8     10 5/8
1995:
  First Quarter (through February 9, 1995)...   11 7/8      9 7/8


    The last reported sale price for the Common Stock on the New York Stock Exchange on February 9, 1995 was $11 3/8 per share.


                                DIVIDEND POLICY

    The Company has paid no cash dividends on its Common Stock since 1982 and does not anticipate paying any in the foreseeable future. Dividends may be paid on the Common Stock, when and if declared by the Company's Board of Directors, out of funds legally available therefor. In general, the Credit Agreement provides that the Company and its subsidiaries cannot pay dividends, make any other distributions or redeem, purchase, prepay or otherwise acquire or retire any class of stock of the Company or its subsidiaries and restricts dividend payments on any of the Company's preferred stock, if issued. In addition, the agreements under which the 8.5% Debentures were issued each provide that the aggregate amount of the dividend payments, distributions or purchases or redemptions of any class of capital stock of the Company or its subsidiaries from and after November 19, 1993 cannot exceed the sum of (i) 80% of the Company's cumulative consolidated operating net income (or if a loss, 100% of such loss) plus (ii) the aggregate net proceeds received by the Company from certain issuances of its capital stock (except redeemable stock) less the aggregate amount of proceeds used to prepay, redeem, retire or otherwise acquire securities subordinate in right of payment to the 8.5% Debentures.

                                    DILUTION

    The Debentures due 2000 and the Debentures due 2001 are convertible into Common Stock at an initial conversion price of $9.76 and $10.00 per share, respectively, subject in each case to adjustment in certain events. If all of the 8.5% Debentures were converted into Common Stock at the initial conversion prices, 6,835,246 shares of Common Stock would be issued. No prediction can be made as to the effect, if any, that the conversion of the 8.5% Debentures into Common Stock or the fact that the 8.5% Debentures are outstanding and unconverted will have on the market price of Common Stock prevailing from time to time. The conversion of 8.5% Debentures into Common Stock could adversely affect prevailing market prices of the Common Stock. The Company's 6 1/4% Convertible Subordinated Debentures due 2011 are convertible at $31.25 per share, subject to adjustment in certain events.


    Assuming no conversion of convertible securities, the net tangible book value per share at October 1, 1994 was approximately $5.01. The net tangible book value per share at October 1, 1994, assuming an average sale price of $10.50 per share (the closing price of the Common Stock on the New York Stock Exchange on February 6, 1995) and $14.125 per share (the high sales price of the Common

Stock on the New York Stock Exchange in the preceding 12 months) for the shares of Common Stock offered hereby and receipt by the Company of the estimated net proceeds of the sale of all the shares of Common Stock offered hereby, is approximately $5.70 and $6.16, respectively. The amount of increase in net tangible book value per share attributable to the estimated cash payments to be made by purchasers of Common Stock (assuming a price of $10.50 per share and $14.125 per share) is approximately $.69 and $1.15, respectively. The immediate dilution from the assumed average sale price of $10.50 and $14.125 which would be absorbed by such purchasers (assuming all shares of Common Stock offered hereby were sold at the assumed prices) is approximately $4.80 and $7.97, respectively. These calculations are based upon a range of assumed average sale prices which have been chosen solely for the purpose of illustrating the potential dilutive effect of the sale of shares of Common Stock offered hereby and which may or may not reflect actual sales prices of the Common Stock made pursuant to this Prospectus. The immediate dilution absorbed by purchasers at the time of such sales will vary based upon, among other things, the purchase price paid by the purchasers in such sales.


                          DESCRIPTION OF CAPITAL STOCK

    THE FOLLOWING SUMMARIES DO NOT PURPORT TO BE COMPLETE AND ARE SUBJECT TO, AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO, THE FOLLOWING DOCUMENTS:
(I) THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, (II) THE COMPANY'S BY-LAWS, AS AMENDED TO DATE (THE "BY-LAWS"), AND (III) THE RIGHTS AGREEMENT, AS AMENDED, BETWEEN THE COMPANY AND THE BANK OF NEW YORK, AS RIGHTS AGENT (THE "RIGHTS AGREEMENT"). A COPY OF EACH OF THE RESTATED CERTIFICATE OF INCORPORATION, BY-LAWS AND RIGHTS AGREEMENT IS FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT AND IS INCORPORATED BY REFERENCE HEREIN.


    The Company's Restated Certificate of Incorporation, as amended, authorizes the issuance of 100,000,000 shares of Common Stock, par value $1.00 per share, of which approximately 45,700,000 shares were outstanding on February 1, 1995, and 8,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"), of which none is outstanding as of the date of this Prospectus.


PREFERRED STOCK

    Under the Restated Certificate of Incorporation, the Board of Directors of the Company is authorized, without the necessity of further action or authorization by the stockholders (unless required in a specific case by applicable law or regulations or stock exchange rules), to issue Preferred Stock from time to time in one or more series and to determine all relevant terms of each such series, including but not limited to the following: (a) the number of shares constituting such series; (b) the dividend rates and priority, if any, and whether the dividends would be cumulative and, if so, from what date or dates; (c) whether the holders of the shares of such series would have full, limited or no voting powers; (d) whether, and upon what terms, the shares of such series would be convertible into, or exchangeable for, other securities;
(e) whether and upon what terms, the shares of such series would be  redeemable;
(f) whether a sinking fund would be provided for the redemption of the shares of such series and, if so, the terms thereof; and (g) the preference, if any, to which shares of such series would be entitled in the event of voluntary or involuntary liquidation of the Company. The Restated Certificate of Incorporation, however, provides that, with respect to voting powers, holders of a series of Preferred Stock (i) will not be entitled to more than the lesser of
(x) one vote per $100 of liquidation value or (y) one vote per share and (ii) will not be entitled to a class vote (other than as required by law and other than the limited right to elect two additional directors in the event of the failure to pay in full dividends on any series of Preferred Stock for any six quarterly dividend periods).

    Even though the voting rights of any Preferred Stock that may be issued will be limited, the issuance of Preferred Stock could be used to discourage attempts to acquire control of the Company which the Board of Directors oppose. The Board of Directors has represented that it will not authorize the Company to issue, without prior stockholder approval, any series of Preferred Stock to any individual or group (i) for any defensive or anti-takeover purpose, (ii) with features intended to make any attempted acquisition of the Company more difficult or costly or (iii) for the purpose of creating a block of voting power which has agreed to support the Board and management on a controversial issue. This representation does not preclude the Board from authorizing the issuance of a series of Preferred Stock in a public offering.

COMMON STOCK

    Holders of the Common Stock are entitled to one vote for each share held of record, in person or by proxy, at all meetings of the stockholders and on all propositions before such meetings. The Common Stock does not have cumulative voting rights in the election of directors. Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are fully paid and nonassessable. In the event of liquidation, dissolution or winding up of the affairs of the Company, the assets remaining after provision for payment of creditors and after distribution in full of the preferential amount to be distributed to the holders of shares of any Preferred Stock, are distributable pro rata among holders of Common Stock.

    The transfer agent and registrar of the Company's Common Stock is The Bank of New York, 101 Barclay Street, New York, New York 10286.

STOCKHOLDER RIGHTS PLAN

    Pursuant to a Stockholder Rights Plan adopted in 1986 and subsequently amended, the Company distributed one common stock purchase right (collectively, the "Rights") for each outstanding share of Common Stock and will issue a Right with each share of Common Stock that subsequently becomes outstanding (including shares of Common Stock offered hereby) unless the Board of Directors provides otherwise at the time of issuance of such share. The Company will issue a Right with each share of Common Stock offered hereby. Each Right will entitle the holder thereof, until October 14, 1996 (or, if earlier, the redemption of the Rights) to purchase one-half of one share of Common Stock at an exercise price of $37.50, subject to certain antidilution adjustments. The Rights will be represented by the Common Stock certificates and will not be exercisable, or transferable apart from the Common Stock, until the earlier of (i) the tenth day after the date (the "Stock Acquisition Date") of a public announcement that a person or group of associated or affiliated persons (an "Acquiring Person") has acquired beneficial ownership of 25% or more of the Common Stock or (ii) the tenth day after the date of the commencement by any person or group of, or first public announcement of the intent of any person or group to commence, a tender or exchange offer, the consummation of which would result in such person or group having beneficial ownership of 25% or more of the Common Stock (the earlier of such days being referred to herein as the "Distribution Date"). The Rights will at no time have any voting rights.

    In the event that any person becomes an Acquiring Person (i.e. beneficial owner of 25% or more of the Company's Common Stock), proper provision shall be made so that each holder of a Right will thereafter have the right to receive upon such exercise, that number of shares of Common Stock having a market value of two times the exercise price of the Right. This provision is generally referred to as the "flip-in" provision. Thus, a holder of a Right could purchase shares of Common Stock having a market value of $75.00 upon payment of $37.50. Notwithstanding the foregoing, following the occurrence of such event, all Rights that are or (under certain circumstances) were beneficially owned by an Acquiring Person will be null and void.

    In the event that on or after the Stock Acquisition Date (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of its assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right (other than an Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. This provision is generally referred to as the "flip-over" provision.

    At any time until the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right, subject to adjustment (the "Redemption Price"). After the Stock Acquisition Date, the Company's right of redemption will be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company, provided that there is no other Acquiring Person at the time.

    In addition, if a bidder who does not beneficially own more than 1% (or who owned more than 1% of the Common Stock on April 26, 1988 but does not acquire any additional shares after such date and prior to the submission of the proposal described below) of the Common Stock (and who has not within the past year owned in excess of 1% (subject to the exception set forth above) of the Common Stock and has not disclosed, or caused the disclosure of, an intention which relates to or would result in the acquisition of influence of control of the Company) proposes to acquire all of the Common Stock for cash at a price which a nationally recognized investment banker selected by such bidder states in writing is fair, and such bidder has obtained written financing commitments (or otherwise has financing) and complies with certain procedural requirements, then the Company, upon the request of the bidder, will hold a special stockholders meeting to vote on a resolution requesting the Board of Directors to accept the bidder's proposal.

    If a majority of the outstanding shares entitled to vote on the proposal vote in favor of such resolution, then for a period of 60 days after such meeting the Rights will be automatically redeemed at the Redemption Price immediately prior to the consummation of any tender offer for all of such shares at a price per share in cash equal to or greater than the price offered by such bidder; PROVIDED, HOWEVER, that no such redemption will be permitted or required after any person has become an Acquiring Person.

    Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights or upon the effectiveness of the redemption pursuant to the stockholder vote, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    At any time after any person has become an Acquiring Person, the Board of Directors of the Company may exchange the Rights (other than the Rights owned by such person or group which have become void), in whole or in part, for Common Stock at an exchange ratio of one-half of a share of Common Stock per Right (subject to adjustment), PROVIDED, that no such exchange shall be effected unless (i) the market value of one-half of a share of Common Stock exceeds the Redemption Price per Right and (ii) the exchange has been approved by a majority of the Disinterested Directors (as defined).

    Prior to the Distribution Date, the Company may, without the approval of the holders of Common Stock, amend any provision of the Rights Agreement, except that no such amendment shall be made which reduces the Redemption Price, shortens the "Final Expiration Date" (as defined), or increases the "Purchase Price" (as defined) or the number of one-halves of a share of Common Stock for which a Right is exercisable.

    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the Stock Acquisition Date redeem all but not less than all the then outstanding Rights at the Redemption Price.

    The Rights Agreement dated as of October 3, 1986 and as subsequently amended between the Company and The Bank of New York, successor Rights Agent, specifies the terms of the Rights, and the foregoing description of the Rights is qualified in its entirety by reference to such Rights Agreement. A copy of the Rights Agreement is available upon written request, which should be directed to David S. Levin, Secretary, Zenith Electronics Corporation, 1000 Milwaukee Avenue, Glenview, Illinois 60025.

DELAWARE STATUTE

    The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"), which restricts certain transactions and business combinations between a corporation and an "Interested Stockholder" owning 15% or more of the corporation's outstanding voting stock, for a period of three years from the date the stockholder becomes an Interested Stockholder. Subject to certain exceptions, unless the transaction is approved by the Board of Directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the Interested Stockholder),
Section 203 prohibits significant business transactions such as a merger with, disposition of assets to or receipt of disproportionate financial benefits by the Interested Stockholder, or any other transaction that would increase the Interested Stockholder's proportionate ownership of any class or series of the corporation's stock. The statutory ban does not apply if, upon consummation of the transaction in which any person becomes an Interested Stockholder, the Interested Stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain employee stock plans).

                              PLAN OF DISTRIBUTION

    The shares of Common Stock offered hereby may be sold by the Company in an at-the-market equity offering(s) or on a negotiated or competitive bid basis through underwriters or dealers or directly to other purchasers or through agents. Any such underwriter, dealer or agent involved in the offer and sale of the Common Stock and any applicable commissions, discounts and other items constituting compensation to such underwriters, dealers or agents will, unless otherwise set forth herein, be set forth in the Prospectus Supplement.

    The distribution of the shares of Common Stock offered hereby may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    Unless otherwise indicated in the Prospectus Supplement, the obligations of any underwriters to purchase an offering of Common Stock will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the shares of Common Stock if any are purchased. If a dealer is utilized in the sale of the Common Stock, the Company will sell the Common Stock to the dealer as principal. The dealer may then resell the Common Stock to the public at varying prices to be determined by the dealer at the time of sale.

    If so indicated in the Prospectus Supplement, the Company may authorize underwriters, dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase shares of Common Stock from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the shares of Common Stock shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters, dealers and such other persons will not have any responsibility in respect of the validity or performance of such contracts. The Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

    Any underwriters, dealers and agents that participate in the distribution of the Common Stock may be deemed to be underwriters as the term is defined in the Securities Act, and any discounts or commissions received by them from the Company and any profits on the resale of the Common Stock by them may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.


    The Company and NatWest Securities Limited ("Agent") intend to enter into a Sales Agency Agreement (the "Sales Agency Agreement"), a copy of the form of which is filed as an exhibit to the Registration Statement and is incorporated by reference herein. Subject to the terms and conditions of the Sales Agency Agreement, the Company may issue and sell up to 5,200,000 shares of Common Stock (subject to the provisions described in the next paragraph) from time to time through NatWest

Securities Limited, as exclusive sales agent for the Company. Such sales, if any, will be made pursuant to at-the-market offerings by means of ordinary brokers' transactions on any national securities exchange, including the New York Stock Exchange, on which such shares of Common Stock are listed. Such sales will be effected during a series of one or more (up to a maximum of 52) pricing periods (each a "Pricing Period"), each consisting of five consecutive calendar days in duration, or such lesser number of days to be agreed to by the Company and the Agent. During any Pricing Period, no more than 60,000 shares ("Average Market Shares") will be sold subject to the calculation of Net Proceeds as defined below. The aggregate number of shares of Common Stock sold in all Pricing Periods will not exceed 5,200,000 (subject to the provisions described in the next paragraph). In addition, for each Pricing Period, an Average Market Price (as hereinafter defined) will be computed. With respect to any Pricing Period, "Average Market Price" shall equal the average of the arithmetic mean of the daily high and low sale prices of the Common Stock reported on the New York Stock Exchange for each trading day of such Pricing Period.



    The Company may sell, pursuant to this Prospectus and the Registration Statement of which this Prospectus is a part, up to 5,200,000 shares of Common Stock in at-the-market offerings. Pursuant to the terms of the Sales Agency Agreement the initial amount of shares of Common Stock to be offered and sold thereunder is 1,000,000, which may be increased from time to time up to a maximum aggregate amount of 5,200,000 shares at the option of the Company with the consent of the Agent.



    The net proceeds to the Company with respect to sales of Average Market Price Shares will equal 94.25 percent of the Average Market Price for each share of Common Stock sold during the Pricing Period (subject to adjustment in certain circumstances), plus Excess Proceeds (as defined below), if any. The compensation to Agent for such sales in any Pricing Period will equal the difference between the actual sale prices at which such sales are effected and the net proceeds to the Company for such sales, but in no case will exceed ten percent of such actual sales prices. To the extent that such actual sales prices are less than the Average Market Price, the compensation to Agent would be correspondingly reduced; to the extent that such actual sales prices are greater than the Average Market Price, the compensation to Agent will be correspondingly increased (but in no event will exceed ten percent of the actual sales price). In the event that the average actual sales price in any Pricing Period equals
94.25 percent of Average Market Price (or less) for such Pricing Period, all of the proceeds from such sales would be for the account of the Company and no compensation would be payable to Agent.To the extent that Agent's compensation under the foregoing formula would otherwise exceed ten percent of the actual sales prices in any Pricing Period, the excess over ten percent will constitute additional net proceeds to the Company (the "Excess Proceeds").



    Any shares of Common Stock sold by Agent during the Pricing Period on behalf of the Company other than Average Market Price Shares ("Additional Shares") will be at a fixed commission rate of $0.125 per share for the first 200,000 Additional Shares and $0.25 per share for any Additional Shares in excess of 200,000. In no event will the compensation to Agent be in excess of any applicable National Association of Securities Dealers, Inc. requirements.



    Settlements of sales of Additional Shares will occur on the fifth business day following the date on which such sales are made. Settlements for sales of Average Market Price Shares will occur on a weekly basis on each Monday (or the next succeeding business day if such Monday is not a business day) following the end of each Pricing Period. Purchases of Common Stock from Agent as sales agent for the Company will settle regular way on the national securities exchange where such purchases were executed. Compensation to Agent with respect to sales of Average Market Price Shares will be paid out of the proceeds of such settlements. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.



    After the end of each Pricing Period, the Company will file a Prospectus Supplement under Rule 424(b)(3) promulgated under the Act, which Prospectus Supplement will set forth the number of such shares of Common Stock sold through Agent as sales agent (identifying separately the number of Average Market Shares and any Additional Shares), the high and low prices at which Average Market

Shares were sold during such Pricing Period, the net proceeds to the Company and the compensation payable by the Company to Agent with respect to such sales pursuant to the formula set forth above. Unless otherwise indicated in a Prospectus Supplement, NatWest Securities Limited as sales agent will act on a best efforts basis.



    In connection with the sale of the Common Stock on behalf of the Company, NatWest Securities Limited may be deemed to be an "underwriter" within the meaning of the Act, and the compensation of Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to Agent against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. Agent may pay commissions to an affiliate of Agent in connection with sales of shares of Common Stock pursuant to the Sales Agency Agreement. In addition, Agent may engage in transactions with, or perform services for, the Company in the ordinary course of business.



    The offering of Common Stock pursuant to the Sales Agency Agreement will terminate upon the earlier of (i) the sale of all shares of Common Stock subject thereto and (ii) termination of the Sales Agency Agreement. The Sales Agency Agreement may be terminated by the Company in its sole discretion on the date occurring 60 days after the date of the Sales Agency Agreement and every 60 days thereafter. The Company may also terminate the Sales Agency Agreement at any time if the Company chooses to effect any offering of equity securities or equity-related securities other than pursuant to the Sales Agency Agreement.


                                 LEGAL MATTERS


    The validity of the shares of Common Stock offered hereby and certain legal matters will be passed upon for the Company by Richard F. Vitkus, Senior Vice President-General Counsel of the Company, and by Sidley & Austin, Chicago, Illinois. As of December 13, 1994, Mr. Vitkus owned beneficially 3,000 shares of Common Stock and held options to purchase 8,000 shares of Common Stock, of which none were exercisable as of such date.


                                    EXPERTS


    The Consolidated Financial Statements and Schedules of Zenith Electronics Corporation and Subsidiaries included in the Company's Annual Report on Form 10-K for the year ended December 31, 1993, which are incorporated herein by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are estimated to be:

 SEC Filing Fee.........................  $ 27,038
*NYSE Fee...............................     3,000
*Printing and Engraving.................     5,000
*Accounting Fees........................     3,000
*Legal Fees and Expenses................    10,000
*Blue Sky Fees and Expenses.............     2,000
*Miscellaneous..........................     1,962
                                          --------
    Total...............................  $ 52,000
                                          --------
                                          --------

- ------------------------
*Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Reference is made to Section 145 ("Section 145") of the Delaware General Corporation Law of the State of Delaware (the "Delaware GCL") which provides for indemnification of directors and officers in certain circumstances.

    In accordance with Section 102(b)(7) of the Delaware GCL, the Company's Restated Certificate of Incorporation, as amended, provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (i) breaches of their duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) under Section 174 of the Delaware GCL (unlawful payment of dividends) or (iv) transactions from which a director derives an improper personal benefit.

    The Restated Certificate of Incorporation, as amended, of the Company provides for indemnification of directors and officers to the full extent provided by the Delaware GCL, as amended from time to time. It states that the indemnification provided therein shall not be deemed exclusive. The Company may maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify him against such expense, liability or loss, under the provisions of the Delaware GCL.

    The Company has entered into agreements with each of its directors and officers pursuant to which it has agreed to indemnify each such person under certain circumstances.

    Pursuant to Section 145 and the Certificate of Incorporation, the Company maintains directors' and officers' liability insurance coverage.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBIT
- ------   -----------------------------------------------------------------------
 1(a)    Form of Sales Agency Agreement between the Company and NatWest
          Securities Limited.*
 4(a)    Restated Certificate of Incorporation of the Company, as amended
          (incorporated by reference to Exhibit 3(a) to the Company's Annual
          Report on Form 10-K for the year ended December 31, 1992).
 4(b)    Certificate of Amendment to Restated Certificate of Incorporation of
          the Company dated May 4, 1993 (incorporated by reference to Exhibit
          4(l) of the Company's Quarterly Report on Form 10-Q quarter ended
          April 3, 1993).
 4(c)    By-laws of the Company, as amended (incorporated by reference to
          Exhibit 3 to the Company's Current Report on Form 8-K, dated January
          31, 1994).

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBIT
- ------   -----------------------------------------------------------------------
 4(d)    Specimen certificate representing Common Stock, $1.00 par value
          (incorporated by reference to Exhibit 4(c) to the Company's
          Registration Statement on Form S-3, Registration Number 33-15277).
 4(e)    Stockholder Rights Agreement, dated as of October 3, 1986 (incorporated by reference to Exhibit 4c of the Company's Quarterly Report on Form
          10-Q for the quarter ended September 28, 1991).
 4(f)    Amendment, dated April 26, 1988, to Stockholder Rights Agreement
          (incorporated by reference to Exhibit 4(d) of the Company's Quarterly
          Report on Form 10-Q for the quarter ended April 3, 1993).
 4(g)    Amended and Restated Summary of Rights to Purchase Common Stock
          (incorporated by reference to Exhibit 4(e) of the Company's Quarterly
          Report on Form 10-Q for the quarter ended July 3, 1993).
 4(h)    Amendment, dated July 7, 1988, to Stockholder Rights Agreement
          (incorporated by reference to Exhibit 4(f) of the Company's Quarterly
          Report on Form 10-Q for the quarter ended July 3, 1993).
 4(i)    Agreement, dated May 23, 1991, among Zenith Electronics Corporation,
          The First National Bank of Boston and Harris Trust and Savings Bank
          (incorporated by reference to Exhibit 1 of Form 8 dated May 30, 1991).
 4(j)    Amendment, dated May 24, 1991, to Stockholder Rights Agreement
          (incorporated by reference to Exhibit 2 of Form 8 dated May 30, 1991).
 4(k)    Agreement, dated as of February 1, 1993, among Zenith Electronics
          Corporation, The Bank of New York and Harris Trust and Savings Bank
          (incorporated by reference to Exhibit 1 to Form 8 dated March 25,
          1993).
 4(l)    Credit Agreement, dated as of May 21, 1993, with General Electric
          Capital Corporation, as agent and lender, and the other lenders named therein (incorporated by reference to Exhibit 4 of the Company's
          Current Report on Form 8-K dated May 21, 1993).
 4(m)    Amendment No. 1 dated November 8, 1993 to the Credit Agreement dated
          May 21, 1993, with General Electric Capital Corporation, as agent and lender, and the other lenders named therein (incorporated by reference to Exhibit 4(b) of the Company's Current Report on Form 8-K dated
          November 19, 1993).
 4(n)    Amendment No. 3 dated January 7, 1994 to the Credit Agreement dated May
          21, 1993, with General Electric Capital Corporation, as agent and lender, The Bank of New York Commercial Corporation, as lender, and
          Congress Financial Corporation, as lender (incorporated by reference to Exhibit 4(b) of the Company's Current Report on Form 8-K dated
          January 11, 1994).
 4(o)    Fourth Amendment dated as of January 28, 1994 to the Credit Agreement dated May 21, 1993, with General Electric Capital Corporation, as agent and lender, The Bank of New York Capital Corporation, as lender, and Congress Financial Corporation, as lender (incorporated by reference to Exhibit 4 of the Company's Current Report on Form 8-K
          dated January 31, 1994).
 4(p)    Fifth Amendment dated April 21, 1994 to Credit Agreement dated May 21,
          1993, with General Electric Capital Corporation, as agent and lender,
          The Bank of New York Commercial Corporation, as lender, and Congress
          Financial Corporation, as lender (incorporated by reference to Exhibit
          4 of the Company's Current Report on Form 8-K dated April 21, 1994).
 4(q)    Debenture Purchase Agreement dated as of November 19, 1993 with the institutional investors named therein (incorporated by reference to
          Exhibit 4(a) of the Company's Current Report on Form 8-K dated
          November 19, 1993).

EXHIBIT
NUMBER                           DESCRIPTION OF EXHIBIT
- ------   -----------------------------------------------------------------------
 4(r)    Amendment No. 1 dated as of November 24, 1993 to the Debenture Purchase
          Agreement dated as of November 19, 1993 with the institutional investor named therein (incorporated by reference to Exhibit 4(a) of the Company's Current Report on Form 8-K dated November 24, 1993).
 4(s)    Amendment No. 2 dated as of January 11, 1994 to the Debenture Purchase
          Agreement dated as of November 19, 1993 (incorporated by reference to
          Exhibit 4(c) of the Company's Current Report on Form 8-K dated January
          11, 1994).
 4(t)    Debenture Purchase Agreement dated as of January 11, 1994 with the institutional investor named therein (incorporated by reference to
          Exhibit 4(a) of the Company's Current Report on Form 8-K dated January
          11, 1994).
 4(u)    Indenture dated as of April 1, 1986 between Zenith Electronics
          Corporation and The First National Bank of Boston, as trustee, with respect to the 6 1/4% Convertible Subordinated Debentures due 2011
          (incorporated by reference to Exhibit 1 of the Company's Quarterly
          Report on Form 10-Q for the quarter ended March 30, 1991).
 5       Opinion of Richard F. Vitkus, Senior Vice President and General Counsel
          of the Company.
23(a)    Consent of Arthur Andersen LLP*
23(b)    The consent of Richard F. Vitkus, Senior Vice President and General
          Counsel of the Company is contained in his opinion filed as Exhibit 5 to this Registration Statement.
24       Powers of Attorney.

- ------------------------
*Filed herewith

ITEM 17.  UNDERTAKINGS.

    The Company hereby undertakes (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and (iii) to include any material information with
respect   to  the  plan  of  distribution   not  previously  disclosed  in  this
Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if this Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; (4) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; (5) that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this

Registration Statement as of the time it was declared effective; and (6) that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 15 above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has caused this Amendment to theRegistration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Glenview, State of Illinois on February 10,1995.


                                          ZENITH ELECTRONICS CORPORATION

                                          By:        /s/ Jerry K. Pearlman
                                             -----------------------------------
                                             Jerry K. Pearlman
                                             Chairman and
                                             Chief Executive Officer


    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on February 10, 1995 by the following persons in the capacities indicated:


            /s/ Jerry K. Pearlman               Director, Chairman and Chief Executive Officer
 --------------------------------------------   (Principal Executive Officer)
              Jerry K. Pearlman

              /s/ Kell B. Benson                Senior Vice President-Finance and Chief
 --------------------------------------------   Financial Officer (Principal Financial and
                Kell B. Benson                  Principal Accounting Officer)

                                 *              Director
 --------------------------------------------
               Harry G. Beckner

                                 *              Director
 --------------------------------------------
              T. Kimball Brooker

                                 *              Director
 --------------------------------------------
                David H. Cohen

                                 *              Director
 --------------------------------------------
               Ilene S. Gordon

                                 *              Director
 --------------------------------------------
               Charles Marshall

                                 *              Director
 --------------------------------------------
              Gerald M. McCarthy

                                 *              Director
 --------------------------------------------
              Andrew McNally IV

                                 *              Director
 --------------------------------------------
              Albin F. Moschner

                                 *              Director
 --------------------------------------------
              Peter S. Willmott

*By:        /s/ Kell B. Benson
      ----------------------------------------
                Kell B. Benson
              (Attorney-in-fact)

                                 EXHIBIT INDEX

                                                                      SEQUENTIAL
EXHIBIT                                                                  PAGE
NUMBER                     DESCRIPTION OF EXHIBIT                       NUMBER
- ------   -----------------------------------------------------------  ----------
 1(a)    Form of Sales Agency Agreement between the Company and
          NatWest Securities Limited.*
 4(a)    Restated Certificate of Incorporation of the Company, as
          amended (incorporated by reference to Exhibit 3(a) to the
          Company's Annual Report on Form 10-K for the year ended
          December 31, 1992).
 4(b)    Certificate of Amendment to Restated Certificate of
          Incorporation of the Company dated May 4, 1993
          (incorporated by reference to Exhibit 4(l) of the
          Company's Quarterly Report on Form 10-Q quarter ended
          April 3, 1993).
 4(c)    By-laws of the Company, as amended (incorporated by
          reference to Exhibit 3 to the Company's Current Report on
          Form 8-K, dated January 31, 1994).
 4(d)    Specimen certificate representing Common Stock, $1.00 par
          value (incorporated by reference to Exhibit 4(c) to the
          Company's Registration Statement on Form S-3, Registration
          Number 33-15277).
 4(e)    Stockholder Rights Agreement, dated as of October 3, 1986
          (incorporated by reference to Exhibit 4c of the Company's
          Quarterly Report on Form 10-Q for the quarter ended
          September 28, 1991).
 4(f)    Amendment, dated April 26, 1988, to Stockholder Rights
          Agreement (incorporated by reference to Exhibit 4(d) of
          the Company's Quarterly Report on Form 10-Q for the
          quarter ended April 3, 1993).
 4(g)    Amended and Restated Summary of Rights to Purchase Common
          Stock (incorporated by reference to Exhibit 4(e) of the
          Company's Quarterly Report on Form 10-Q for the quarter
          ended July 3, 1993).
 4(h)    Amendment, dated July 7, 1988, to Stockholder Rights
          Agreement (incorporated by reference to Exhibit 4(f) of
          the Company's Quarterly Report on Form 10-Q for the
          quarter ended July 3, 1993).
 4(i)    Agreement, dated May 23, 1991, among Zenith Electronics
          Corporation, The First National Bank of Boston and Harris
          Trust and Savings Bank (incorporated by reference to
          Exhibit 1 of Form 8 dated May 30, 1991).
 4(j)    Amendment, dated May 24, 1991, to Stockholder Rights
          Agreement (incorporated by reference to Exhibit 2 of Form
          8 dated May 30, 1991).
 4(k)    Agreement, dated as of February 1, 1993, among Zenith
          Electronics Corporation, The Bank of New York and Harris
          Trust and Savings Bank (incorporated by reference to
          Exhibit 1 to Form 8 dated March 25, 1993).
 4(l)    Credit Agreement, dated as of May 21, 1993, with General
          Electric Capital Corporation, as agent and lender, and the other lenders named therein (incorporated by reference to
          Exhibit 4 of the Company's Current Report on Form 8-K
          dated May 21, 1993).
 4(m)    Amendment No. 1 dated November 8, 1993 to the Credit
          Agreement dated May 21, 1993, with General Electric
          Capital Corporation, as agent and lender, and the other
          lenders named therein (incorporated by reference to
          Exhibit 4(b) of the Company's Current Report on Form 8-K
          dated November 19, 1993).

 4(n)    Amendment No. 3 dated January 7, 1994 to the Credit
          Agreement dated May 21, 1993, with General Electric
          Capital Corporation, as agent and lender, The Bank of New
          York Commercial Corporation, as lender, and Congress
          Financial Corporation, as lender (incorporated by
          reference to Exhibit 4(b) of the Company's Current Report
          on Form 8-K dated January 11, 1994).
 4(o)    Fourth Amendment dated as of January 28, 1994 to the Credit
          Agreement dated May 21, 1993, with General Electric
          Capital Corporation, as agent and lender, The Bank of New
          York Capital Corporation, as lender, and Congress
          Financial Corporation, as lender (incorporated by
          reference to Exhibit 4 of the Company's Current Report on
          Form 8-K dated January 31, 1994).
 4(p)    Fifth Amendment dated April 21, 1994 to Credit Agreement
          dated May 21, 1993, with General Electric Capital
          Corporation, as agent and lender, The Bank of New York
          Commercial Corporation, as lender, and Congress Financial
          Corporation, as lender (incorporated by reference to
          Exhibit 4 of the Company's Current Report on Form 8-K
          dated April 21, 1994).
 4(q)    Debenture Purchase Agreement dated as of November 19, 1993 with the institutional investors named therein
          (incorporated by reference to Exhibit 4(a) of the
          Company's Current Report on Form 8-K dated November 19,
          1993).
 4(r)    Amendment No. 1 dated as of November 24, 1993 to the
          Debenture Purchase Agreement dated as of November 19, 1993 with the institutional investor named therein
          (incorporated by reference to Exhibit 4(a) of the
          Company's Current Report on Form 8-K dated November 24,
          1993).
 4(s)    Amendment No. 2 dated as of January 11, 1994 to the
          Debenture Purchase Agreement dated as of November 19, 1993
          (incorporated by reference to Exhibit 4(c) of the
          Company's Current Report on Form 8-K dated January 11,
          1994).
 4(t)    Debenture Purchase Agreement dated as of January 11, 1994
          with the institutional investor named therein
          (incorporated by reference to Exhibit 4(a) of the
          Company's Current Report on Form 8-K dated January 11,
          1994).
 4(u)    Indenture dated as of April 1, 1986 between Zenith
          Electronics Corporation and The First National Bank of
          Boston, as trustee, with respect to the 6 1/4% Convertible
          Subordinated Debentures due 2011 (incorporated by
          reference to Exhibit 1 of the Company's Quarterly Report
          on Form 10-Q for the quarter ended March 30, 1991).
 5       Opinion of Richard F. Vitkus, Senior Vice President and
          General Counsel of the Company.
 23(a)   Consent of Arthur Andersen LLP*
 23(b)   The consent of Richard F. Vitkus, Senior Vice President and
          General Counsel of the Company is contained in his opinion filed as Exhibit 5 to this Registration Statement.
 24      Powers of Attorney.

- ------------------------
*Filed herewith

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